UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Prosensa Holding N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

N71546100

(CUSIP Number)

January 15, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. N71546100	Page 1 of 8

1	Names of reporting persons LSP Prosensa Pooling B.V.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person OO

SCHEDULE 13G

CUSIP No. N71546100	Page 2 of 8

1	Names of reporting persons LSP III Omni Investment Coöperatief UA
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person OO

SCHEDULE 13G

CUSIP No. N71546100	Page 3 of 8

1	Names of reporting persons LSP III Management B.V.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person OO

SCHEDULE 13G

CUSIP No. N71546100	Page 4 of 8

1	Names of reporting persons Coöperatief LSP IV UA
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person OO

SCHEDULE 13G

CUSIP No. N71546100	Page 5 of 8

1	Names of reporting persons LSP IV Management B.V.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person OO

SCHEDULE 13G

CUSIP No. N71546100	Page 6 of 8

ITEM 1.	(a)	Name of Issuer:

Prosensa Holding N.V. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

J.H. Oortweg 21
2333 CH Leiden
The Netherlands

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

LSP Prosensa Pooling B.V. (“LSP Pooling”)
LSP III Omni Investment Coöperatief UA (“LSP III”)
LSP III Management B.V.
Coöperatief LSP IV UA (“LSP IV”)
LSP IV Management B.V.

	(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

	(c)	Citizenship of each Reporting Person is:

Each of the reporting persons is organized under the laws of the Netherlands.

	(d)	Title of Class of Securities:

Ordinary Shares, €0.01 par value per share (“Ordinary Shares”)

	(e)	CUSIP Number:

N71546100

ITEM 3.

Not applicable.

SCHEDULE 13G

CUSIP No. N71546100	Page 7 of 8

ITEM 4.	Ownership

(a)	Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of January 15, 2015, the Reporting Persons do not beneficially own any of the Issuer’s Ordinary Shares.

(b)	Percent of Class:

See Item 4(a) hereof.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SCHEDULE 13G

CUSIP No. N71546100	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

LSP Prosensa Pooling B.V.
By:	LSP III Management B.V.	By:	LSP IV Management B.V.
Title:	Managing Director	Title:	Managing Director

By:	/s/ M. Kleijwegt and R.R. Kuijten	By:	/s/ M. Kleijwegt and R.R. Kuijten
Name:	M. Kleijwegt and R.R. Kuijten	Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors	Title:	Managing Directors

LSP III Omni Investment Coöperatief U.A.
By:	LSP III Management B.V.
Title:	Managing Director

By:	/s/ M. Kleijwegt and R.R. Kuijten
Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors

LSP III Management B.V.

By:	/s/ M. Kleijwegt and R.R. Kuijten
Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors

Coöperatief LSP IV U.A.
By:	LSP IV Management B.V.
Title:	Managing Director

By:	/s/ M. Kleijwegt and R.R. Kuijten
Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors

LSP IV Management B.V.

By:	/s/ M. Kleijwegt and R.R. Kuijten
Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 12, 2014).